Mail Stop 3561

May 15, 2006

Mr. Bryan K. Bedford
President and Chief Executive Officer
Republic Airways Holdings, Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

       RE: **Republic Airways Holdings, Inc.**
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 000-49697

Dear Mr. Bedford:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 40

1.   Revise future filings to provide a more detailed discussion of the significant changes in revenue and expense amounts each period. Where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed. For example, we note that aircraft and engine rent increased significantly from 2003 to 2004 due in part to the addition of jets and was offset by the termination of other jets and routes. Please discuss and quantify all significant changes in future filings.

Critical Accounting Policies, page 43

2.   You disclose that the residual value of intangible commuter slots will be assessed annually for impairment. Please confirm, and disclose in future filings, that you will assess the carrying value of commuter slots for impairment annually, if true.

Financial Statements, page 46
Notes to Consolidated Financial Statements, page 52
Note 1. Organization and Business, page 52

3.   Please refer to the second paragraph of Note 1. You disclose that Republic Airways Holdings and Shuttle America were commonly controlled by Wexford Capital LLC; therefore, the acquisition was accounted for similar to a pooling of interests. In this regard, explain how you determined that Republic and Shuttle were commonly controlled by Wexford Capital LLC. We may have further comments.

Note 2. Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 54

4.   We note from page 34 that you have granted American Airlines a monthly rebate in exchange for agreeing to extend the date of their early termination right. Please provide us with further details concerning this arrangement including the amount of the rebate, how it is determined (e.g. fixed or calculated monthly), and where the rebate is reflected in your financial statements.   In future filings, please disclose this amount, if significant.

5.   Please tell us if the right of offset you refer to in the second paragraph of page 11 is also part of your arrangement with American Airlines. Fully explain how the right of offset American has impacts your financial statements.

Note 6. Debt, page 57

6.   We note that your total debt balances have increased by approximately $500 million from December 31, 2004 to December 31, 2005. If debt financing was used to purchase 34 aircraft for $616,010 during 2005, tell us why the purchase price of the aircraft is not reflected in the investing section of your cash flow statement and the related borrowings for the purchases are not reflected in the financing section of your 2005 cash flow statement. If the increase in your total debt and aircraft and other equipment from fiscal year 2004 to 2005 primarily relates to your acquisition of Shuttle America, please confirm this fact and revise future filings accordingly. We may have further comments.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or Katherine Mathis at (202) 551-3383 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief